

May 31, 2011

Mr. William P. Utt
Chief Executive Officer
KBR, Inc.
601 Jefferson Street
Suite 3400
Houston, TX 77002

> **Re: KBR, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Form 10-Q for the Period Ended December 31, 2010**
> **Definitive Proxy Statement on Schedule 14A filed April 6, 2011**
> **File No. 1-33146**

Dear Mr. Utt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Item 1.   Business

U.S. Government Matters

Investigations, Qui Tams and Litigation, page 53

1. In future filings, please ensure that you provide all of the information required by Item 103 of Regulation S-K. For example, we note that with respect to the McBride Qui Tam suit and the electrocution litigation, you do not specify the court before which the action is pending, or in the case of the Paul Morell litigation, you do not disclose when the action was initiated.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Consolidated Results, page 26

2. We appreciate your discussion about the impact of the LogCAP III contract. Considering the substantial impact of reversals and subsequent recognition of award amounts under this contract, please show us how you will revise your future filings to provide a table showing the reversals and award amounts recognized for each period presented. We believe this will provide more transparency regarding your operating income, as impacted by this contract. In addition, please show us how you will revise your future filings to quantify the amounts expected, but not yet awarded.

Item 8. Financial Statements and Supplementary Data

Note 4. Percentage-of-Completion Contracts, page 73

PEMEX Arbitration, page 73

3. Considering the substantial amounts recorded as receivable related to the PEMEX contracts, please show us how you will expand your disclosures in future filings, to provide more detail about the uncertainties involved in the additional appeals, the position of PEMEX and provide a probability assessment concerning your belief that you will collect such amounts in full, notwithstanding your view concerning the merits of the case.

Note 11. Income Taxes, page 91

4. Please show us how you will revise your future filings to disclose the amount of cash and short term investments, held by foreign entities for which there would be tax implications upon repatriation.

Item 15. Exhibits and Financial Statement Schedules, page 115

5. We note that you have not filed the schedules and exhibits to the Three Year Revolving Credit Agreement (Exhibit 10.28). Please file a complete copy of this agreement with your next Exchange Act report. In addition, in future filings and to extent applicable, please correct the date of the Form 8-K to reflect November 6, 2009 as the actual filing date.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2011

General

6. Please address the above comments in your interim filings as well.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED APRIL 6, 2011

Compensation Discussion and Analysis

Payout Table for 2008-2010 Performance Cash Award Period, page 40

7. Based on your disclosure here, as well as on the amounts disclosed in the "Non-Equity Incentive Plan Compensation" column in the summary compensation table, please show us supplementally how the compensation committee determined the actual amounts of the 2010 awards. In doing so, please show us the specific calculations for each named executive officer. Refer to Item 402(b)(1)(v) of Regulation S-K.

Executive Compensation

Summary Compensation, page 48

8. Please tell us how you have disclosed the amounts of the supplemental salary in the summary compensation table. We note your disclosure in the last paragraph of your "Base Salary" discussion on page 30.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

       Sincerely,

       John M. Hartz
       Senior Assistant Chief Accountant